OMB


02003674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002

SEC FILE NUMBER
8- 44411

FV 3/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROBERT VAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 FRANK OGAWA PLAZA, 10th FLOOR
(No. and Street)

OAKLAND	CALIFORNIA	94612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES H. WILLIAMS — (415) 461-3156
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES H. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT VAN SECURITIES, INC., as of DECEMBER 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title

Notary Public



GABRIEL GREECE
COMM. #1216705
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires April 23, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Independent auditors' supplemental report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the statement of financial condition of Robert Van Securities, Inc. (a California corporation) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Van Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2002

ROBERT VAN SECURITIES

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 319,496
Due from clearing broker	98,272
Deposit with clearing broker	175,297
Other current assets	60,275
Marketable securities owned at market value	113,520
Other assets	18,612
Furniture and equipment, net of accumulated depreciation of $ 59,465	66,670
	$ 852,142

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 49,656
Due to clearing broker	2,926
Income taxes payable	45,056
Deferred income taxes	23,787
Total liabilities	121,425
Common stock, no par, 100,000 shares authorized, 60,000 shares issued and outstanding	151,500
Additional paid in capital	14,780
Retained earnings	564,437
Total stockholders' equity	730,717
	$ 852,142

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

REVENUES	
Commissions	$ 2,423,489
Advisory fees	59,497
Net trading losses	(72,971)
Interest and dividends	18,506
	2,428,551
EXPENSES	
Compensation	1,106,151
Employee benefits	149,234
Clearing costs	399,204
Outside services	48,814
Regulatory fees	12,821
Bad debt expense	81,057
Other operating expenses	442,813
	2,240,094
INCOME BEFORE INCOME TAXES	188,457
INCOME TAXES	76,660
NET INCOME	$ 111,797

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Retained	
	No.	Amount	Capital	Earnings	Total
Balance, December 31, 2000	65,000	$ 226,500	$ 14,780	$ 477,640	$ 718,920
Stock redemption	(5,000)	(75,000)		(25,000)	(100,000)
Net income				111,797	111,797
Balance, December 31, 2001	60,000	$ 151,500	$ 14,780	$ 564,437	$ 730,717

See notes to financial statements.

ROBERT VAN SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31 2001
Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 111,797
Adjustments to reconcile net income to net cash	
Used by operating activities:	
Depreciation and amortization	32,305
Bad debt write off	82,805
Change in assets and liabilities:	
Decrease (increase) in:	
Due from clearing broker	40,821
Deposit with clearing broker	897
Marketable securities owned	(113,520)
Other current assets	(25,982)
Other assets	(3,867)
Increase (decrease) in:	
Accounts payable	(14,103)
Due to clearing broker	2,926
Income taxes payable	(255,272)
Deferred income taxes	(9,396)
Total adjustments	(262,386)
Net cash used by operating activities	(150,589)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(21,876)
Net cash used in investing activities	(21,876)
CASH FLOWS FROM FINANCING ACTIVITIES	
Retirement of stock	(100,000)
Net cash used by financing activities	(100,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(272,465)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	591,961
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 319,496
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest expense	$ 2,341
Income taxes	$ 341,466

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

NOTE A – Summary of Significant Accounting Policies

General

Robert Van Securities, Inc. (the Company), a California corporation, was incorporated in November, 1991, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in June, 1992, when securities transactions commenced. The Company's operations commenced in January, 1992.

Accounting

These financial statements are prepared using the accrual method of accounting.

Furniture and Equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expense as incurred. Depreciation is provided on a straight-line and accelerated basis over the estimated useful lives of the assets (5 to 7 years).

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who clear all transactions for customers on a fully disclosed basis with a clearing broker-dealer and who promptly transmit all customer funds and securities to the clearing broker-dealer.

Securities Transactions

Securities transactions are recorded on the trade date.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE B – Income Taxes

The provision for income taxes consists of the following components:

Currently payable	
Federal	$ 60,840
State	25,216
	86,056
Deferred	
Federal	(2,781)
State	(6,615)
	(9,396)
	$ 76,660

Deferred income taxes are provided for timing differences between financial and taxable income. The Company reports its income and expenses on a cash basis for income tax purposes. These differences result principally from differences in reporting certain revenues and expenses, including depreciation, for income tax purposes and financial reporting purposes.

The Company's total deferred tax assets, deferred tax liabilities and deferred tax asset valuation allowance at December 31, 2001, are as follows:

	Federal	State	Total
Deferred tax assets	$ 16,401	$ 3,476	$ 19,877
Deferred tax liabilities	(35,980)	(7,684)	(43,664)
Deferred tax asset valuation allowance	0	0	0
	$ (19,579)	$ (4,208)	$ (23,787)

NOTE C - Commitments

Minimum lease payments under noncancellable operating lease agreements for office space, computer equipment and automobiles are as follows:

2002	$ 110,700
2003	114,200
2004	117,700
2005	113,500
2006	110,300
Thereafter	477,000
	$ 1,043,400

Lease payments totaling $ 115,886 are included in other operating expenses in the statement of operations.

NOTE D – Concentrations of Credit Risk

The Company's receivables are predominantly from other broker-dealers.

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2001, the Company's uninsured cash balances totaled $ 66,031.

NOTE E – Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 32,553 in 2001 to the 401(k) Plan to supplement employee contributions.

Stock Option Plan

The Company has an Incentive Stock Option Plan which provides for granting to key employees incentive stock options, as defined under tax laws, for common stock. The stock options are exercisable at a price equal to the market value on the date of the grant. Key employees became vested in their option rights at various dates ranging from one to three years. Vested options may be exercised any time before the expiration of ten years from the date of the grant.

The Company has not recorded any compensation costs associated with the options granted during 2001 because it estimates the fair value of the options to be nominal.

A summary of the status of the Company's stock option plan as of December 31, 2001, and changes for the year then ended is presented below:

	Shares	Weighted Exercise Average Price
Outstanding at January 1, 2000	25,000	$ 3.70
Granted during 2000	2,000	$ 19.36
Outstanding at December 31, 2000	27,000	4.86
Granted during 2001	2,000	27.24
Outstanding at December 31, 2001	29,000	$ 6.40

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 the Company's net capital is $ 563,082, which is $ 463,082, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001, was .22 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

ROBERT VAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL

December 31, 2001

Net Capital	
Stockholders' Equity	$ 730,717
Deductions and/or Charges	
Non-allowable assets:	
Furniture and equipment, net	(66,670)
Other current assets	(60,275)
Other assets	(18,612)
	(145,557)
Net capital before haircuts	585,160
Haircuts on: Money market accounts	(5,050)
Other securities	(17,028)
Net Capital	$ 563,082
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 49,656
Due to clearing broker	2,926
Income taxes payable	45,056
Deferred income taxes	23,787
	$ 121,425
Computation of Basic Net Capital Requirements	
Minimum net capital requirement (6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 463,082
Ratio of aggregate indebtedness to net capital	.22 to 1.0

ROBERT VAN SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

December 31, 2001

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 546,689
Audit adjustments – (Increase)	
Accounts payable	(18,623)
Due from clearing broker	13,495
Income taxes payable	12,122
Deferred income taxes	9,396
Rounding	3
Net capital, as computed	$ 563,082
Aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$ 124,323
Audit adjustments – Increase (decrease)	
Accounts payable	18,623
Income taxes payable	(12,122)
Deferred income taxes	(9,396)
Rounding	(3)
Aggregate indebtedness, as computed	$ 121,425

These differences result in a ratio of aggregate indebtedness to net capital of .22 to 1.0 rather than .23 to 1.0 as previously reported.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 6, 2002

Board of Directors
Robert Van Securities, Inc.
Oakland, California

We have audited the financial statements of Robert Van Securities, Inc., for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Robert Van Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve system, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control or Robert Van Securities, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under Rule15c3-3 during the year ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Clanedad & Grove

CERTIFIED PUBLIC ACCOUNTANTS